UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒     or     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes    ☐      No    ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the nine months ended December 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
Name: Jun Ohta
Title: Deputy President and Executive Officer Group Chief Financial Officer

Date: February 20, 2019

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2018

On February 14, 2019, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2018 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended December 31, 2018 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2018		December 31, 2018		December 31, 2018
Assets:
Cash and due from banks		¥53,732,582		¥54,231,010	$488,480
Call loans and bills bought		1,881,879		2,118,486	19,082
Receivables under resale agreements		827,892		6,551,830	59,015
Receivables under securities borrowing transactions		8,337,700		4,198,050	37,813
Monetary claims bought		4,730,770		4,802,198	43,255
Trading assets		5,585,591		6,052,262	54,515
Money held in trust		1,482		563	5
Securities	*2	25,712,709	*2	23,009,200	207,253
Loans and bills discounted	*1	72,945,934	*1	77,676,936	699,666
Foreign exchanges		2,166,190		2,337,080	21,051
Lease receivables and investment assets		2,329,431		253,677	2,285
Other assets		8,005,807		8,989,642	80,973
Tangible fixed assets		3,475,131		1,497,499	13,489
Intangible fixed assets		865,584		702,821	6,331
Net defined benefit asset		383,418		403,825	3,637
Deferred tax assets		27,609		15,653	141
Customers’ liabilities for acceptances and guarantees		8,575,499		9,621,884	86,668
Reserve for possible loan losses		(536,088)		(462,358)	(4,165)

Total assets		¥199,049,128		¥202,000,264	$1,819,494

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2018	December 31, 2018	December 31, 2018
Liabilities and net assets:
Liabilities:
Deposits	¥116,477,534	¥120,851,481	$1,088,556
Negotiable certificates of deposit	11,220,284	10,767,051	96,983
Call money and bills sold	1,190,928	1,493,324	13,451
Payables under repurchase agreements	5,509,721	11,156,279	100,489
Payables under securities lending transactions	7,186,861	1,449,627	13,057
Commercial paper	2,384,787	2,544,550	22,920
Trading liabilities	4,402,110	4,274,743	38,504
Borrowed money	10,829,248	9,004,756	81,109
Foreign exchanges	865,640	851,858	7,673
Short-term bonds	1,256,600	215,600	1,942
Bonds	9,057,683	9,672,246	87,122
Due to trust account	1,328,271	1,323,347	11,920
Other liabilities	6,348,202	6,828,343	61,506
Reserve for employee bonuses	84,046	36,897	332
Reserve for executive bonuses	3,861	—	—
Net defined benefit liability	39,982	31,889	287
Reserve for executive retirement benefits	2,026	1,302	12
Reserve for point service program	22,244	24,209	218
Reserve for reimbursement of deposits	17,765	9,134	82
Reserve for losses on interest repayment	144,763	111,863	1,008
Reserves under the special laws	2,397	2,959	27
Deferred tax liabilities	455,234	366,774	3,304
Deferred tax liabilities for land revaluation	30,539	30,330	273
Acceptances and guarantees	8,575,499	9,621,884	86,668

Total liabilities	187,436,236	190,670,457	1,717,442

Net assets:
Capital stock	2,338,743	2,339,443	21,072
Capital surplus	758,215	734,634	6,617
Retained earnings	5,552,573	5,903,515	53,175
Treasury stock	(12,493)	(16,312)	(147)

Total stockholders’ equity	8,637,039	8,961,281	80,718

Net unrealized gains (losses) on other securities	1,688,842	1,467,420	13,218
Net deferred gains (losses) on hedges	(68,543)	(79,756)	(718)
Land revaluation excess	37,097	36,496	329
Foreign currency translation adjustments	36,906	51,356	463
Accumulated remeasurements of defined benefit plans	59,121	52,548	473

Total accumulated other comprehensive income	1,753,424	1,528,066	13,764

Stock acquisition rights	2,823	2,554	23
Non-controlling interests	1,219,604	837,904	7,547

Total net assets	11,612,892	11,329,806	102,052

Total liabilities and net assets	¥199,049,128	¥202,000,264	$1,819,494

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Nine months ended December 31	2017		2018		2018
Ordinary income		¥4,263,194		¥4,391,116	$39,552
Interest income		1,630,752		1,824,051	16,430
Interest on loans and discounts		1,118,367		1,204,451	10,849
Interest and dividends on securities		262,245		269,873	2,431
Trust fees		2,875		3,344	30
Fees and commissions		920,809		916,263	8,253
Trading income		189,951		139,010	1,252
Other operating income		1,342,725		1,339,889	12,069
Other income	*1	176,077	*1	168,557	1,518
Ordinary expenses		3,303,659		3,459,656	31,162
Interest expenses		579,960		835,408	7,525
Interest on deposits		211,728		324,817	2,926
Fees and commissions payments		142,416		147,228	1,326
Trading losses		2,270		3,137	28
Other operating expenses		1,120,407		1,089,951	9,818
General and administrative expenses		1,351,754		1,279,532	11,525
Other expenses	*2	106,850	*2	104,398	940

Ordinary profit		959,534		931,459	8,390

Extraordinary gains	*3	628	*3	414	4
Extraordinary losses	*4	11,047	*4	8,060	73

Income before income taxes		949,115		923,814	8,321

Income taxes		221,282		200,493	1,806

Profit		727,832		723,320	6,515

Profit attributable to non-controlling interests		79,707		85,438	770

Profit attributable to owners of parent		¥648,125		¥637,882	$5,746

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Nine months ended December 31	2017	2018	2018
Profit	¥727,832	¥723,320	$6,515
Other comprehensive income	418,577	(216,958)	(1,954)
Net unrealized gains (losses) on other securities	420,110	(227,761)	(2,052)
Net deferred gains (losses) on hedges	(11,933)	(3,163)	(28)
Land revaluation excess	(0)	—	—
Foreign currency translation adjustments	2,767	23,042	208
Remeasurements of defined benefit plans	10,984	(6,365)	(57)
Share of other comprehensive income of affiliates	(3,351)	(2,710)	(24)

Total comprehensive income	1,146,410	506,361	4,561

Comprehensive income attributable to owners of parent	1,044,324	413,125	3,721
Comprehensive income attributable to non-controlling interests	102,086	93,236	840

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at December 31, 2018 which was ¥111.02 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1)	Significant changes in the scope of consolidation

Sumitomo Mitsui Finance and Leasing Co., Ltd., SMFL Capital Co., Ltd. and SMBC Aviation Capital Limited were excluded from the scope of consolidation and became equity method affiliates from the nine months ended December 31, 2018 due to the partial sale of the shares of Sumitomo Mitsui Finance and Leasing Co., Ltd. by the Company; and SAKURA KCS Corporation was excluded from the scope of consolidation and became an equity method affiliate from the nine months ended December 31, 2018 as the percentage of voting rights was declined.

(2)	Significant changes in the scope of equity method

Kansai Mirai Financial Group, Inc. became an equity method affiliate from the nine months ended December 31, 2018 due to share exchanges between Kansai Mirai Financial Group, Inc. and both THE MINATO BANK, LTD. and Kansai Urban Banking Corporation which are equity method affiliates of the Company.

Sumitomo Mitsui Finance and Leasing Co., Ltd., SMFL Capital Co., Ltd., SMBC Aviation Capital Limited and SAKURA KCS Corporation were excluded from the scope of consolidation and became equity method affiliates from the nine months ended December 31, 2018.

(Applied special accounting methods used for preparing quarterly consolidated financial statements)

Accounting treatment of tax expenses

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2019 including the period for the nine months ended December 31, 2018.

Amounts of Income taxes include Income taxes-deferred.

(Notes to quarterly consolidated balance sheets)

*1	Risk-monitored loans

Risk-monitored loans in “Loans and bills discounted” at March 31, 2018 and December 31, 2018 were as follows:

	Millions of yen
	March 31, 2018	December 31, 2018
Bankrupt loans	¥27,709	¥13,754
Non-accrual loans	406,066	455,716
Past due loans (3 months or more)	12,822	12,581
Restructured loans	210,616	199,142

Risk-monitored loans	¥657,215	¥681,195

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2018 and December 31, 2018 were as follows:

	Millions of yen
	March 31, 2018	December 31, 2018
Guaranteed amount to privately-placed bonds	¥1,796,308	¥1,677,884

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the nine months ended December 31, 2017 and 2018 included the following:

Nine months ended December 31, 2017	Millions of yen	Nine months ended December 31, 2018	Millions of yen
Gains on sales of stocks and other securities	¥95,284	Gains on sales of stocks and other securities	¥92,196

*2	Other expenses

“Other expenses” for the nine months ended December 31, 2017 and 2018 included the following:

Nine months ended December 31, 2017	Millions of yen	Nine months ended December 31, 2018	Millions of yen
Write-off of loans	¥73,559	Write-off of loans	¥70,687

*3	Extraordinary gains

“Extraordinary gains” for the nine months ended December 31, 2017 and 2018 included the following:

Nine months ended December 31, 2017	Millions of yen	Nine months ended December 31, 2018	Millions of yen
Gains on disposal of fixed assets	¥614	Gains on disposal of fixed assets	¥414

*4	Extraordinary losses

“Extraordinary losses” for the nine months ended December 31, 2017 and 2018 included the following:

Nine months ended December 31, 2017	Millions of yen	Nine months ended December 31, 2018	Millions of yen
Losses on impairment of fixed assets	¥6,830	Losses on impairment of fixed assets	¥4,169
Losses on disposal of fixed assets	3,761	Losses on disposal of fixed assets	3,327

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows are not prepared for the nine months ended December 31, 2018. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the nine months ended December 31, 2017 and 2018 are as follows:

	Millions of yen
Nine months ended December 31	2017	2018
Depreciation	¥212,132	¥218,268
Amortization of goodwill	18,982	17,178

(Notes to stockholders’ equity)

Dividends paid in the nine months ended December 31, 2017

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 29, 2017	Common stock	¥105,752	¥75	March 31, 2017	June 30, 2017	Retained earnings
Meeting of the Board of Directors held on November 14, 2017	Common stock	112,844	80	September 30, 2017	December 1, 2017	Retained earnings

Dividends paid in the nine months ended December 31, 2018

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 28, 2018	Common stock	¥126,950	¥90	March 31, 2018	June 29, 2018	Retained earnings
Meeting of the Board of Directors held on November 13, 2018	Common stock	118,626	85	September 30, 2018	December 4, 2018	Retained earnings

(Notes to segment and other related information)

[Segment information]

1. Information on profit and loss amount by reportable segment

	Millions of yen
Nine months ended December 31, 2017	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥563,148	¥964,590	¥482,940	¥294,918	¥(63,534)	¥2,242,061
Expenses	(260,581)	(764,159)	(208,123)	(40,933)	(77,958)	(1,351,754)
Others	36,857	10,009	39,332	13,558	(59,646)	40,110

Consolidated net business profit	¥339,424	¥210,440	¥314,149	¥267,542	¥(201,138)	¥930,417

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Nine months ended December 31, 2018	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥580,807	¥943,665	¥513,103	¥276,321	¥(167,063)	¥2,146,833
Expenses	(262,046)	(763,169)	(235,091)	(40,187)	20,961	(1,279,532)
Others	31,750	9,292	31,289	14,453	(44,307)	42,477

Consolidated net business profit	¥350,510	¥189,788	¥309,301	¥250,587	¥(190,408)	¥909,778

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Nine months ended December 31, 2017	Millions of yen
Consolidated net business profit	¥930,417
Other ordinary income (excluding equity in gains of affiliates)	135,967
Other ordinary expenses	(106,850)

Ordinary profit on quarterly consolidated statements of income	¥959,534

Note:     Figures shown in the parenthesis represent the loss.

Nine months ended December 31, 2018	Millions of yen
Consolidated net business profit	¥909,778
Other ordinary income (excluding equity in gains of affiliates)	126,079
Other ordinary expenses	(104,398)

Ordinary profit on quarterly consolidated statements of income	¥931,459

Note:     Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There are no significant matters to be disclosed regarding financial instruments.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1.    Bonds classified as held-to-maturity

March 31, 2018	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥372,463	¥374,596	¥2,132
Japanese local government bonds	—	—	—
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥372,463	¥374,596	¥2,132

Note: The fair values are, in principle, based on their market prices and others at the end of the fiscal year.
December 31, 2018	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥290,293	¥291,303	¥1,009
Japanese local government bonds	—	—	—
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥290,293	¥291,303	¥1,009

Note: The fair values are, in principle, based on their market prices and others at the end of the period.

2.    Other securities

	Millions of yen
March 31, 2018	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,574,098	¥3,747,764	¥2,173,665
Bonds	11,789,804	11,834,181	44,377
Japanese government bonds	9,190,553	9,203,036	12,482
Japanese local government bonds	47,080	47,032	(48)
Japanese corporate bonds	2,552,170	2,584,113	31,942
Other	9,242,232	9,432,351	190,118

Total	¥22,606,135	¥25,014,297	¥2,408,161

Notes:	1.

Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices.

	2.

Net unrealized gains (losses) on other securities shown above include gains of ¥15 million for the fiscal year ended March 31, 2018 that are recognized in the earnings by applying fair value hedge accounting.

	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2018	Millions of yen
Stocks	¥141,578
Other	284,303

Total	¥425,881

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issues Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

	Millions of yen
December 31, 2018	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,486,586	¥3,338,133	¥1,851,546
Bonds	8,346,443	8,389,273	42,830
Japanese government bonds	5,771,789	5,782,999	11,210
Japanese local government bonds	41,791	41,969	178
Japanese corporate bonds	2,532,862	2,564,304	31,442
Other	10,112,679	10,294,712	182,033

Total	¥19,945,709	¥22,022,119	¥2,076,410

Notes:	1.

Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the period, and bonds and others are carried at their period-end market prices.

	2.

Net unrealized gains (losses) on other securities shown above include losses of ¥15,933 million for the nine months ended December 31, 2018 that are recognized in the earnings by applying fair value hedge accounting.

	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

December 31, 2018	Millions of yen
Stocks	¥139,465
Other	251,593

Total	¥391,058

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issues Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

3.    Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the quarterly consolidated balance sheet amount (the consolidated balance sheet amount) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2018 and for the nine months ended December 31, 2018 were ¥3,331 million and ¥2,596 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.    Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2018

There are no corresponding transactions.

Nine months ended December 31, 2018

There are no corresponding transactions.

2.    Other money held in trust (Other than trading and held to maturity)

	Millions of yen
March 31, 2018	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥1,482	¥1,482	¥—

Note:    Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.

	Millions of yen
December 31, 2018	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥563	¥563	¥—

Note:    Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.

(Notes to derivative transactions)

(1)	Interest rate derivatives

	Millions of yen
March 31, 2018	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥74,516,976	¥1,413	¥1,413
Interest rate options	66,502,028	4,220	4,220
Over-the-counter
Forward rate agreements	25,024,591	(62)	(62)
Interest rate swaps	429,909,020	93,567	93,567
Interest rate swaptions	10,702,075	217	217
Caps	48,509,999	(26,583)	(26,583)
Floors	1,789,886	166	166
Other	16,906,598	13,329	13,329

Total	/	¥86,268	¥86,268

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2018	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥62,465,261	¥1,312	¥1,312
Interest rate options	121,511,332	25,709	25,709
Over-the-counter
Forward rate agreements	38,631,365	(1)	(1)
Interest rate swaps	442,314,059	246,004	246,004
Interest rate swaptions	12,132,437	(1,529)	(1,529)
Caps	57,548,260	(84,703)	(84,703)
Floors	1,993,641	382	382
Other	9,911,439	28,487	28,487

Total	/	¥215,660	¥215,660

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(2)	Currency derivatives

	Millions of yen
March 31, 2018	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥689	¥(18)	¥(18)
Over-the-counter
Currency swaps	39,984,899	90,337	113,215
Currency swaptions	1,305,318	2,207	2,207
Forward foreign exchange	76,246,360	21,951	21,951
Currency options	5,030,996	3,644	3,644

Total	/	¥118,123	¥141,000

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

	Millions of yen
December 31, 2018	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥1,810	¥(74)	¥(74)
Over-the-counter
Currency swaps	46,729,928	184,034	119,029
Currency swaptions	1,134,574	1,361	1,361
Forward foreign exchange	82,953,090	(20,083)	(20,083)
Currency options	6,617,825	(920)	(920)

Total	/	¥164,317	¥99,313

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

(3)	Equity derivatives

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
March 31, 2018
Listed
Equity price index futures	¥827,063	¥(3,757)	¥(3,757)
Equity price index options	1,779,545	(26,132)	(26,132)
Over-the-counter
Equity options	657,218	3,451	3,451
Equity index forward contracts	7,564	537	537
Equity index swaps	241,252	6,957	6,957

Total	/	¥(18,943)	¥(18,943)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
December 31, 2018
Listed
Equity price index futures	¥1,096,809	¥408	¥408
Equity price index options	1,268,967	(37,165)	(37,165)
Over-the-counter
Equity options	690,308	3,277	3,277
Equity index forward contracts	5,195	(140)	(140)
Equity index swaps	285,509	13,005	13,005

Total	/	¥(20,614)	¥(20,614)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(4)	Bond derivatives

	Millions of yen
March 31, 2018	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥3,776,342	¥(1,588)	¥(1,588)
Bond futures options	487,278	(404)	(404)
Over-the-counter
Bond forward contract	6,259	43	43
Bond options	287,218	420	420

Total	/	¥(1,529)	¥(1,529)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2018	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥3,838,987	¥(5,490)	¥(5,490)
Bond futures options	204,240	8	8
Over-the-counter
Bond forward contract	2,383	35	35
Bond options	904,103	(1,490)	(1,490)

Total	/	¥(6,937)	¥(6,937)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(5)	Commodity derivatives

	Millions of yen
March 31, 2018	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥20,902	¥(62)	¥(62)
Over-the-counter
Commodity swaps	128,466	2,211	2,211
Commodity options	12,169	(542)	(542)

Total	/	¥1,606	¥1,606

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
December 31, 2018	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥41,487	¥85	¥85
Over-the-counter
Commodity swaps	182,538	2,024	2,024
Commodity options	15,268	(514)	(514)

Total	/	¥1,594	¥1,594

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
March 31, 2018	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥1,241,296	¥36	¥36

Total	/	¥36	¥36

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2018	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥1,358,845	¥491	¥491

Total	/	¥491	¥491

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(Business combination)

Partial sale of the shares of Sumitomo Mitsui Finance and Leasing Co., Ltd.

The Company sold a portion of shares of Sumitomo Mitsui Finance and Leasing Co., Ltd. (“SMFL”) to SMFL on November 28, 2018 (the “Sale of the Shares”) based on an agreement concluded on March 30, 2018 between Sumitomo Corporation (“Sumitomo Corp.”), Sumitomo Mitsui Banking Corporation, SMFL, Sumitomo Mitsui Auto Service Company, Limited and SMFL Capital Co., Ltd. (“FLC”), concerning the reorganization of the joint leasing partnership of the Company and Sumitomo Corp. (the “Reorganization”). As a result, the percentage of voting rights in SMFL held by the Company was declined to 50%, and accordingly, the Company excluded SMFL and its consolidated subsidiaries, SMBC Aviation Capital Limited and FLC, etc., from the scope of consolidation and included them in the scope of equity method affiliates.

1. Objectives of the Sale of the Shares

The Company conducted the Sale of the Shares to establish an operating framework that will allow for the flexible and efficient management of the joint leasing partnership’s overall operations and implementation of its business strategy by adjusting respective ownership percentage of the Company and Sumitomo Corp. in SMFL to 50%.

The Sale of the Shares is as part of the Reorganization aiming to increase in the competitiveness and the sustainable growth by taking further advantage of the Company’s global client base, and the financial group’s ability to deliver diverse and cutting-edge financial solutions regardless of geographical locations, and Sumitomo Corp.’s ability to construct value chains and create new business opportunities on a global basis.

2. Outline of the accounting treatment implemented

(1)	Amount of gains (losses) on sales

¥17,116 million

Note:	Gains (losses) on sales are provisional amount since the selling price may be revised at a later date.
(2)	Accounting treatment

The Company applied the accounting treatment stipulated in “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22) and “Practical Guidelines on Accounting Standards for Capital Consolidation Procedures in Preparing Consolidated Financial Statements” (JICPA Accounting Practice Committee Statement No. 7).

3. Period of financial results of SMFL (Consolidated) included in the quarterly consolidated financial statements of the Company

From April 1, 2018 to December 31, 2018

4. Outline of the subsidiary excluded from the scope of the consolidation (as of and for the nine months ended December 31, 2018)

SMFL (Consolidated) (Reportable segment: Wholesale Business Unit and International Business Unit)

Total assets	¥6,154,253 million
Lease receivables and investment assets	¥2,157,141 million
Tangible fixed assets	¥2,267,524 million
Total liabilities	¥5,435,353 million
Borrowed money	¥3,101,458 million
Ordinary income	¥621,331 million
Profit attributable to owners of parent	¥46,724 million

Note: Ordinary income is presented as a counterpart of sales of companies in other industries.

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method are as follows:

Nine months ended December 31	Millions of yen, except per share data and number of shares
	2017	2018
(i) Earnings per share	¥ 459.53	¥ 456.20
[The calculation method]
Profit attributable to owners of parent	648,125	637,882
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	648,125	637,882
Average number of common stock during the period (in thousands)	1,410,405	1,398,266
(ii) Earnings per share (diluted)	¥ 459.18	¥ 455.88
[The calculation method]
Adjustment for profit attributable to owners of parent	(3)	(12)
Adjustment of dilutive shares issued by consolidated subsidiaries	(3)	(12)
Increase in the number of common stock (in thousands)	1,063	929
Stock acquisition rights (in thousands)	1,063	929

(Significant Subsequent Events)

There is no significant subsequent event to be disclosed.

(Others)

Interim dividends (dividends from surplus under Article 454, Paragraph 5 of the Companies Act)

The meeting of Board of Directors held on November 13, 2018 resolved interim dividends for the fiscal year ending March 31, 2019 as shown below:

Total amount of interim dividends	¥118,626 million
Interim dividends per share	¥85
Effective date and payment start date	December 4, 2018